FORM 11-K




(Mark One)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 2003



                                       OR


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the transition period from ____________ to ____________

Commission File Number: 0-18847



A. Full title of plan and the address of the plan, if different from that of the issuer named below:

                              HOME FEDERAL BANCORP
              EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
                         (FORMERLY HOME FEDERAL BANCORP
                         EMPLOYEES' SALARY SAVINGS PLAN)


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              HOME FEDERAL BANCORP
                              501 Washington Street
                             Columbus, Indiana 47201

                              REQUIRED INFORMATION


FINANCIAL STATEMENTS:

     A list of the required financial statements filed as part of this Form 11-K is set forth on page F-1. The consent of Deloitte & Touche LLP to the incorporation by reference of these financial statements into the Form S-8 Registration Statement relating to the Plan (Reg. No. 33-58912) is set forth as
Exhibit 23.1 hereto.




                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual report to be signed on its behalf by the undersigned Plan Committee thereunto duly authorized in the City of Columbus, and the State of Indiana, on this 28th day of June, 2004.

                                       HOME FEDERAL BANCORP
                                       EMPLOYEES' SAVINGS & PROFIT
                                       SHARING PLAN AND TRUST

                                       By the Plan Committee:


                                       /s/ John K. Keach, Jr.
                                       -----------------------------------------
                                       John K. Keach, Jr.


                                       /s/ Charles R. Faber
                                       -----------------------------------------
                                       Charles R. Farber


                                       /s/ Lawrence E. Welker
                                       -----------------------------------------
                                       Lawrence E. Welker


                                       /s/ S. Elaine Pollert
                                       -----------------------------------------
                                       S. Elaine Pollert

HOME FEDERAL BANCORP
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                           Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                     1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31,
     2003 and 2002                                                          2

   Statement of Changes in Net Assets Available for Benefits for
     the Year Ended December 31, 2003                                       3

   Notes to Financial Statements                                          4-6

SUPPLEMENTAL SCHEDULES:                                                     7

   Form 5500, Schedule H, Line 4i--Schedule of Assets (Held at End
     of Year) as of December 31, 2003                                       8

NOTE: Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Plan Administrator and Members
Home Federal Bancorp Employees' Savings and Profit Sharing Plan and Trust Columbus, Indiana

We have audited the accompanying statements of net assets available for benefits of the Home Federal Bancorp Employees' Savings and Profit Sharing Plan and Trust (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.



/s/ Deloitte & Touche LLP


May 26, 2004

HOME FEDERAL BANCORP
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


ASSETS                                                 2003              2002

INVESTMENTS--At fair value:
  Home Federal Bancorp stock fund                   $3,171,718       $2,929,629
  Collective Trusts                                  3,492,741
  Registered investment companies                                     2,559,308
  Other investments                                                     102,411
                                                    ----------       ----------

           Total investments                         6,664,459        5,591,348

ACCRUED INCOME                                          20,498           19,708

ACCRUED CONTRIBUTIONS                                   49,820           52,432
                                                    ----------       ----------

           Total assets                              6,734,777        5,663,488
                                                    ----------       ----------

LIABILITIES

ACCOUNTS PAYABLE                                        46,641
                                                    ----------       ----------

           Total liabilities                            46,641
                                                    ----------       ----------

NET ASSETS AVAILABLE FOR BENEFITS                   $6,688,136       $5,663,488
                                                    ==========       ==========


See notes to financial statements.

HOME FEDERAL BANCORP
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------


INVESTMENT INCOME:
  Interest and dividends                                             $   77,827
  Net appreciation in fair value of investments                       1,037,433
                                                                     ----------

           Total investment income                                    1,115,260
                                                                     ----------

CONTRIBUTIONS:
  Participant                                                           622,608
  Employer                                                              122,805
                                                                     ----------

           Total contributions                                          745,413
                                                                     ----------

DEDUCTIONS:
  Benefits paid to participants                                        (827,556)
  Administrative expenses                                                (8,469)
                                                                     ----------

           Total deductions                                            (836,025)
                                                                     ----------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                     1,024,648

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                   5,663,488
                                                                     ----------

  End of year                                                        $6,688,136
                                                                     ==========


See notes to financial statements.

HOME FEDERAL BANCORP
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting--The financial statements of the Home Federal Bancorp Employees' Savings and Profit Sharing Plan and Trust (the "Plan") (previously the Home Federal Bancorp Employees' Salary Savings Plan prior to October 1, 2003) have been prepared on the accrual basis of accounting.

     Plan Assets are maintained in the custody of The Bank of New York (Home Federal Trust Department prior to October 1, 2003). Home Federal Bancorp and the Bank of New York are the trustees for the Employer Stock Fund and the Collective Trusts, respectively.

     Investments are stated at fair value. The fair value of the collective trusts is based on quoted redemption values as of the last day of the Plan year. Fair value of other investments is determined by quoted market prices. Investment transactions are recorded as of the trade date. Cost of investments sold is determined on a weighted average basis.

     The following investments represent five percent or more of the Plan's net assets available for benefits as of December 31:



                                                                   2003          2002
                                                                   Fair          Fair
                                                                  Value          Value

     Home Federal Bancorp Stock Fund                            $3,171,718    $2,928,864
     Frank Russell Lifepoints Balanced Strategy Fund                           1,012,223
     Frank Russell Lifepoints Aggressive Strategy Fund                         1,085,476
     Barclays Global Investors Growth & Income Fund                571,889
     Barclays Global Investors Stable Value Fund                   419,097
     Barclays Global Investors S&P Midcap Stock Fund               408,144
     Barclays Global Investors S&P 500/Growth Stock Fund           338,233


     Use of Estimates--The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Risks and Uncertainties--Investments securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and statement of changes in net assets available for benefits.

     Reclassifications--Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

2.   DESCRIPTION OF THE PLAN

     The following description of the Plan, as amended, is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     General--The Plan is administered by the Human Resources Committee, which is a committee of no less than four persons appointed by the Home Federal Bancorp Board of Directors. The Plan is a contributory, defined contribution plan covering substantially all employees who have completed 6 months of service, attained at least 21 years of age, and who elect to participate in the Plan on any subsequent January 1, April 1, July 1 or October 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA")

     Contributions--Participants may elect to contribute not less than 1% nor more than 25% of gross compensation, as defined, during each pay period. Participants can direct their contributions into one or more of the fourteen investment options offered by the Plan. Participant contributions are allocated 100% to the contributor's individual account balance on a monthly basis. Effective October 1, 2002, employees' contribution percentage to Home Federal Bancorp stock is limited to a maximum of 25%.

     Home Federal Bancorp's discretionary matching contributions during 2003, as set by the Board of Directors, were equal to $.50 for each $1.00 of eligible participant savings contributions up to a maximum of 3% of compensation. These contributions are separately identified in a "matching account." Employer contributions are allocated to investment options within each individual's account in the same ratio as individual employee contributions.

     Participant Accounts--Investment income or loss is allocated to individual accounts based on individual account balances relative to the total account balances as of the allocation date. Investment income or loss includes the net of earned interest and dividends and realized and unrealized gains and losses.

     Vesting--Participant contributions and allocated amounts of investment income or loss are at all times 100% vested. Matching account contributions become 100% vested upon attaining age sixty-five, disability or death, upon termination after attaining age fifty-five or upon termination of the Plan. Vesting prior to any of the previously noted attainments is determined as follows:

                Years of Service                Vested Percentage
                ----------------                -----------------
                Less than 3 years                       0 %
                3 years or more                       100 %

     A participant will be credited with one year of service for each Plan year in which the participant has at least 1,000 hours of service.

     Distribution of Benefits--Benefits are recorded when paid.

     Forfeitures--Forfeitures of a participant's nonvested portion of their matching account occur when a participant incurs five consecutive one year periods of severance. Forfeited amounts are held in a separate suspense account and are used to reduce future employer matching. At December 31, 2003 and 2002, forfeited nonvested accounts totaled $6,772 and $3,191, respectively. During 2003, employer contributions were not reduced by amounts from forfeited nonvested accounts.

     Administrative Expenses--Home Federal Bancorp elected to pay all of the Plan's recordkeeper fees in 2003. The Bank of New York trustee and custody fees were paid from the net assets of the plan in 2003.


3.   TAX STATUS

     The Plan was amended and restated on April 18, 1994, effective January 1, 1994, to comply with the provisions of the Internal Revenue Code (the "Code"). Home Federal Bancorp received a determination letter dated October 3, 1995 from the Internal Revenue Service that indicated that the Plan, as then written, satisfies the requirements of Section 401(a) of the Code. The Plan has been amended subsequent to receiving the determination letter. The Plan Administrator believes that the Plan and related Trust are designed and, as of the date of the financial statements, are being operated in compliance with the applicable requirements of the Code, and as a result, no provision for income taxes has been recorded in the Plan's financial statements.


4.   PLAN TERMINATION

     Although Home Federal Bancorp has not expressed any intention to do so, it has the right to discontinue contributions at any time and to terminate the Plan. If the Plan is terminated, the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with the Employee Retirement Income Security Act of 1974 and its applicable regulations and with the Plan document.

                                     ******

                              SUPPLEMENTAL SCHEDULE

HOME FEDERAL BANCORP
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

FORM 5500, SCHEDULE H, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 35-1807839
PLAN NUMBER: 002
DECEMBER 31, 2003
--------------------------------------------------------------------------------

                                                                        Fair
                                                      Shares            Value

Home Federal Bancorp Stock Fund                       305,059        $3,171,718

Barclays Global Investors Funds:
  S&P 500 Stock Fund                                   15,470           237,620
  S&P Midcap Stock Fund                                18,861           408,144
  Money Market Fund                                   218,050           218,050
  Government Bond Fund                                  6,719           117,724
  Stable Value Fund                                    28,462           419,097
  Income Plus Asset Allocation Fund                    11,507           167,198
  Growth and Income Fund                               40,246           571,889
  Growth Fund                                          23,605           313,948
  S&P 500/Value Stock Fund                             24,260           254,248
  S&P 500/Growth Stock Fund                            41,198           338,233
  Russell 2000 Stock Fund                              18,383           251,110
  International Stock Fund                              4,242            75,041
  Nasdaq 100 Stock Fund                                23,432           120,439
                                                                     ----------

Total Investments                                                    $6,664,459
                                                                     ==========



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